GBS ENTEPRISES INCORPORATED

585 Molly Lane

Woodstock, GA 30189

T: (404) 891-1711

May 10, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Registration Statement and Amendment (RW)
Registration Statement on Form S-1
File No.: 333-180626

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), GBS Enterprises Incorporated (the "Company") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 000-180626), which was filed with the Securities and Exchange Commission (the "Commission") on April 9, 2012 and amended on July 19, 2012 (the “Amendment”), along the exhibits thereto (collectively, the "Registration Statement").

Pursuant to a conversation with the Commission and our legal counsel, the Company has been requested to withdraw the Registration Statement due to the Company’s delay in responding to the Commission’s comments concerning the Amendment and the fact that the Company is currently in the process of preparing and filing restated financial statements and amended reports as indicated in the Form 8-K filed by the Company with the Commission on April 16, 2013 which will further delay the Company’s response. The Company reserves the right to refile the Registration Statement at a later time.

The Company confirms that no shares of Common Stock included in the Registration Statement have been or will be distributed, issued or sold by the Selling Stockholders named therein pursuant to the Registration Statement. Furthermore, there was no circulation of the Registration Statement as the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact either me or the Company’s securities attorney, Philip Magri, Esq. of The Magri Law Firm, PLLC at (954) 303-8027 or pmagri@magrilaw.com.

Very truly yours,

/s/ Markus R. Ernst

Chief Financial Officer

Email: mernst@gbsx.us